September 23, 2005

Angela Jackson

Senior Accountant

Division of Corporate Finance, Mail Stop 4561

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: National Mercantile Bancorp Form 10-KSB File No. 001-13015

Dear Ms. Jackson:

This letter is written in response to your letter dated September 22, 2005 in which, pursuant to your review of National Mercantile Bancorp’s Form 10-KSB filed March 31, 2005, you requested certain information regarding our derivative instruments.

At December 31, 2004, National Mercantile Bancorp and its consolidated subsidiaries, Mercantile National Bank and South Bay Bank, N.A. were parties to the following derivative instruments:

•                  In January 2003, National Mercantile Bancorp entered into an interest rate swap agreement in which it exchanged a fixed rate payment obligation of 10.25% on a notional principal amount of $15.0 million for a floating rate interest based on the six-month London InterBank Offered Rate plus 458 basis points for a 29-year period ending July 25, 2031.

•                  On July 1, 2004, the Banks entered into interest rate swaps — Mercantile National Bank $30.0 million and South Bay Bank $20.0 million - in which they exchanged an adjustable rate interest based on the prime rate lending index for a fixed rate payment of 6.925% on an aggregate notional principal amount beginning at $50.0 million for a 4-year period, declining to $30.0 million for the fifth year and $10.0 million for the sixth year with a final maturity of June 30, 2010.

Attached is an Accounting Designation Memo for each of our derivative instruments prepared at the inception of the hedge relationship.  Although not enumerated to your bullet points, the Memos are responsive to each of your requests for information.

National Mercantile Bancorp acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at 310-282-6703 if you have any further questions.

Sincerely,

David R. Brown
Executive Vice President
Chief Financial Officer

encls

2

National Mercantile Bancorp ( the Company )

$15 Million Interest Rate Swaption with Citigroup

SFAS 133 Accounting Designation Memo

Date of Designation: January 6, 2003 (the trade date of the swap)

This transaction will be subject to SFAS No. 133 (as amended), Accounting for Derivative Instruments and Hedging Activities.  Paragraph 20 of SFAS No. 133 indicates that the Company may designate a derivative instrument as hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof.  To qualify for hedge accounting the Company must formally document the hedging relationship and the risk management objective and strategy for undertaking all qualifying hedges.  This documentation should include (i) identification of the hedging instrument; (ii) the hedged item; (iii) the nature of the risk being hedged, and (iv) how the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk will be assessed.

Hedging Instrument: The Company designates the $15 million interest rate swaption with an effective date of January 6, 2003 and a maturity date of July 25, 2031 (the “Hedging Instrument”) as a fair value hedge of the Hedged Item (defined below).

Hedged Item: $15 million of the Company’s 10.25% fixed rate junior subordinated deferrable interest debentures due July 25, 2031 (the “Debentures” and the “Hedged Item”).

Risk Management Objective and Nature of Risk Being Hedged: The $15 million interest rate swaption hedges the change in fair value attributable to changes in market interest rates of the Company’s Debentures (the “Hedged Risk”) and is consistent with the Company’s risk management objective and strategy to reduce exposure to change in fair value of the Debentures.  The interest rate swaption will result in the Company’s interest rate on the Debentures floating at the 6-month LIBOR plus 458 basis points.

Effectiveness of the Hedging Relationship: The critical terms of the Hedging Instrument and those of the Hedged Item are summarized below:

•                  The notional amount of the swaption matches the principal amount corresponding to the Hedged Item;

•                  The fair value of the swaption at the inception of the hedging relationship is zero;

•                  The formula for computing net settlements under the swaption is the same for each net settlement (that is, the fixed rate is the same throughout the term of the swaption and the variable rate equals 6-month LIBOR plus 458 basis points);

•                  All other terms of the interest rate swaption and the Debentures are typical of those instruments;

•                  The call options in the swaption match the Company’s call options in the Debentures – both call dates and call premiums;

•                  The expiration date of the swaption matches the maturity date of the Debentures.

•                  There is no floor or ceiling on the variable interest rate of the swaption;

•                  The repricing dates of the swaption match those of the Debentures;

•                  The net settlement payments on the swaption are deferrable at the Company’s option on identical terms as the deferral option under the Debentures;

•                  Based on the Company’s current assessment, the likelihood of the swaption counterparty (Citigroup), not defaulting is probable.

Effectiveness Assessments and Measurement of Ineffectiveness:  The critical terms of the swaption and the Debenture match at inception resulting in the fair value hedge being fully effective throughout the term and there will be no ineffectiveness to recognize in earnings during the term of the hedge.  That is, the entire gain or loss on the Hedging Instrument exactly offsets the loss or gain on the Hedged Item attributable to the Hedged Risk.  Additionally, it is probable that the swap counterparty will not default on the swaption, therefore, the Company concludes that the hedging relationship is highly effective at achieving offsetting changes in fair value attributable to changes in market interest rates at inception and on an ongoing basis.

The Company will assess the risk of counterparty default whenever financial statements are reported and at least quarterly.

Impact on Financial Statements:

When financial statements are prepared, an adjustment will be made to record the swaption at fair value on the balance sheet.  Since no hedge ineffectiveness occurs, an offsetting adjustment will be made to the Debentures.  Net interest accruals from the swap will flow through earnings as adjustments to interest expense on the Debentures.

Mercantile National Bank (“the Company”)

$30 Million Amortizing Interest Rate Swap with Bear Stearns Bank PLC

FAS 133 Accounting Designation Memo

Date of Designation: July 1, 2004 (the trade date of the swap)

CFNATLMERC2004070101

This transaction will be subject to SFAS No. 133 (as amended), Accounting for Derivative Instruments and Hedging Activities. Paragraph 28 of SFAS No. 133 indicates that the Company must formally document the hedging relationship and the risk management objective and strategy for undertaking all qualifying hedges. This documentation should include identification of the hedging instrument, the hedged transaction, the nature of the risk being hedged, and how the hedging instrument’s effectiveness in hedging the exposure to the hedged transaction’s variability in cash flows attributable to the hedged risk will be assessed.

Risk Management Objective and Nature of Risk Being Hedged: The $30 million amortizing interest rate swap hedges the overall changes in cash flows (the hedged risk) on the Company’s designated Prime-based interest receipts (see “hedged transactions” below) and is consistent with the Company’s risk management objective and strategy to reduce exposure to variability in cash flows relating to interest receipts on its variable-rate assets. (The interest rate swap will effectively fix the Company’s interest rate on $30 million [amortizing] of loan assets at 6.925% plus the credit spread over Prime, if any.)

Hedging Instrument: The Company designates the $30 million amortizing interest rate swap with an effective date of July 1, 2004 and a maturity date of July 1, 2010 (the hedging instrument) as a cash flow hedge of the hedged transactions (defined below).

Hedged Transactions: The first Prime-based payments received by the Company each calendar month (beginning with payments received on loans with spreads over Prime as designated below*) during the term of the hedging instrument that, in the aggregate for each period, are interest payments on principal equal to 102% of the hedging instrument’s notional amount on the Company’s then existing Prime-based loans (the hedged transactions).

* The $30 million amortizing interest rate swap is designated as follows:

•                  $5 million to loans with 0.75% spread over Prime;

•                  $10 million to loans with 1.00% spread over Prime;

•                  $5 million to loans with 1.25% spread over Prime; and

•                  $10 million to loans with 1.50% spread over Prime.

Only in the event that there becomes insufficient interest payments on the Prime-based loans as designated above, then the Company further designates as the hedged transactions the first payments received on otherwise unhedged Prime-based loans with the next closest spreads to Prime.

Effectiveness of the Hedging Relationship: The critical terms of the interest rate swap and those of the hedged transactions are summarized below:

•                  The principal amount corresponding to the hedged transactions is equal to 102% of the notional amount of the swap;

•                  The fair value of the swap at the inception of the hedging relationship is zero;

•                  The formula for computing net settlements under the swap is the same for each net settlement (that is, the fixed rate is the same throughout the term of the swap and the variable rate equals Prime);

•                  All other terms of the interest rate swap and the variable-rate loan assets on which the hedged transactions are based are typical of those instruments;

•                  All interest receipts on the hedged transactions during the term of the swap are designated as hedged, and no interest receipts beyond the term of the swap are designated as hedged;

•                  There is no floor or cap on the variable interest rate of the swap, and any floors or caps on the variable-rate assets, if present, are significantly out-of-the-money;

•                  The repricing dates of the swap match those of the variable-rate assets on which the hedged transactions are based;

•                  Based on the Company’s current assessment, the likelihood of the swap counterparty (Bear Stearns Bank PLC), not defaulting is probable; and

•                  Based on the Company’s current assessment, it is probable that there will be sufficient Prime-based interest receipts through the maturity date of the hedging instrument (that is, the hedged forecasted transactions are probable of occurring).

Effectiveness Assessments and Measurement of Ineffectiveness: Since the critical terms of the swap and hedged transactions match (or almost match) at inception and it is probable that the swap counterparty will not default on the swap, the Company concludes at inception that the hedging relationship is expected to be highly effective at achieving offsetting changes in cash flows. However, the Company may not assume no ineffectiveness in this hedging relationship because Prime is not considered a benchmark interest rate, the critical terms do not exactly match, and the hedging relationship does not involve hedging the cash inflows related to the same recognized loan throughout the life of the hedging relationship. Consequently, the Company will consider the amount and timing of the hedged transactions’ cash flows vis-à-vis the swap’s cash flows when assessing effectiveness and calculating ineffectiveness. Each period (at least quarterly), the Company will assess the risk of counterparty default, whether it is probable that the Company will continue to receive interest payments on principal equal to at least 102% of the swap’s notional on its then existing Prime-based loans (as described above), and whether exact offset has occurred by comparing the variable cash flows on the swap that occurred cumulatively from inception of the hedge with the variable cash flows on the hedged transactions.

In addition to the notional/principal mismatch noted above, a source of potential ineffectiveness may result from loans that prepay (or mature or are sold) and that are replaced with loans that have different credit spreads to Prime. The change in cash flows on the hedged transactions due to changes in the credit spreads could result in ineffectiveness that may affect reported earnings. However, the hedge would likely continue to be considered “highly effective” and continue to qualify for hedge accounting. In addition, the effect of any caps/floors (if present) in the variablerate assets (to determine whether the caps/floors may affect the expected future cash flows on the hedged forecasted transactions) and any potential differences in reset dates will be considered in assessing effectiveness and measuring ineffectiveness.

Because of potential ineffectiveness, prospective and retrospective evaluations of hedge effectiveness will be based on the results of the “Change in Variable Cash Flows Method” described in DIG Issue G7 (Method 1). This methodology will also be used to measure hedge ineffectiveness each quarter. This calculation involves a comparison of the present value of the cumulative change in the expected future cash flows on the variable leg of the swap and the present value of the cumulative change in the expected future interest cash flows on the hedged transactions. As long as the ratio calculated by this method falls between .8 and 1.25, and it remains probable that the swap counterparty will not default, hedge accounting will be applied for the period and the hedge will be expected to be highly effective in the future.

Impact on Financial Statements: When financial statements are prepared, an adjustment will be made to record the swap at fair value on the balance sheet. If no hedge ineffectiveness occurs, an offsetting adjustment will be made to other comprehensive income (OCI). If hedge ineffectiveness exists, accumulated OCI will be adjusted to a balance that reflects the difference between the overall change in the fair value of the swap since the inception of the hedging relationship and the amount of ineffectiveness that must be recorded in earnings (as calculated per the “Change in Variable Cash Flows” method discussed above). Net interest accruals from the swap will flow through earnings as adjustments to interest income on the loan assets. The fair value of the swap and the amount recorded in OCI will be zero at the expiration date of the swap.

South Bay Bank, N.A. (“the Company”)

$20 Million Amortizing Interest Rate Swap with Citigroup Financial Products, Inc.

FAS 133 Accounting Designation Memo

Date of Designation: July 1, 2004 (the trade date of the swap)

CFNATLMERC2004070102

This transaction will be subject to SFAS No. 133 (as amended), Accounting for Derivative Instruments and Hedging Activities. Paragraph 28 of SFAS No. 133 indicates that the Company must formally document the hedging relationship and the risk management objective and strategy for undertaking all qualifying hedges. This documentation should include identification of the hedging instrument, the hedged transaction, the nature of the risk being hedged, and how the hedging instrument’s effectiveness in hedging the exposure to the hedged transaction’s variability in cash flows attributable to the hedged risk will be assessed.

Risk Management Objective and Nature of Risk Being Hedged: The $20 million amortizing interest rate swap hedges the overall changes in cash flows (the hedged risk) on the Company’s designated Prime-based interest receipts (see “hedged transactions” below) and is consistent with the Company’s risk management objective and strategy to reduce exposure to variability in cash flows relating to interest receipts on its variable-rate assets. (The interest rate swap will effectively fix the Company’s interest rate on $20 million [amortizing] of loan assets at 6.925% plus the credit spread over Prime, if any.)

Hedging Instrument: The Company designates the $20 million amortizing interest rate swap with an effective date of July 1, 2004 and a maturity date of July 1, 2010 (the hedging instrument) as a cash flow hedge of the hedged transactions (defined below).

Hedged Transactions: The first Prime-based payments received by the Company each calendar month (beginning with payments received on loans with spreads over Prime as designated below*) during the term of the hedging instrument that, in the aggregate for each period, are interest payments on principal equal to 102% of the hedging instrument’s notional amount on the Company’s then existing Prime-based loans (the hedged transactions).

* The $20 million amortizing interest rate swap is designated as follows:

•                  $10 million to loans with 0.75% spread over Prime; and

•                  $10 million to loans with 1.00% spread over Prime.

Only in the event that there becomes insufficient interest payments on the Prime-based loans as designated above, then the Company further designates as the hedged transactions the first payments received on otherwise unhedged Prime-based loans with the next closest spreads to Prime.

Effectiveness of the Hedging Relationship: The critical terms of the interest rate swap and those of the hedged transactions are summarized below:

•                  The principal amount corresponding to the hedged transactions is equal to 102% of the notional amount of the swap;

•                  The fair value of the swap at the inception of the hedging relationship is zero;

•                  The formula for computing net settlements under the swap is the same for each net settlement (that is, the fixed rate is the same throughout the term of the swap and the variable rate equals Prime);

•                  All other terms of the interest rate swap and the variable-rate loan assets on which the hedged transactions are based are typical of those instruments;

•                  All interest receipts on the hedged transactions during the term of the swap are designated as hedged, and no interest receipts beyond the term of the swap are designated as hedged;

•                  There is no floor or cap on the variable interest rate of the swap, and any floors or caps on the variable-rate assets, if present, are significantly out-of-the-money;

•                  The repricing dates of the swap match those of the variable-rate assets on which the hedged transactions are based;

•                  Based on the Company s current assessment, the likelihood of the swap counterparty (Citigroup Financial Products, Inc.), not defaulting is probable; and

•                  Based on the Company s current assessment, it is probable that there will be sufficient Prime-based interest receipts through the maturity date of the hedging instrument (that is, the hedged forecasted transactions are probable of occurring).

Effectiveness Assessments and Measurement of Ineffectiveness: Since the critical terms of the swap and hedged transactions match (or almost match) at inception and it is probable that the swap counterparty will not default on the swap, the Company concludes at inception that the hedging relationship is expected to be highly effective at achieving offsetting changes in cash flows. However, the Company may not assume no ineffectiveness in this hedging relationship because Prime is not considered a benchmark interest rate, the critical terms do not exactly match, and the hedging relationship does not involve hedging the cash inflows related to the same recognized loan throughout the life of the hedging relationship. Consequently, the Company will consider the amount and timing of the hedged transactions’ cash flows vis-à-vis the swap’s cash flows when assessing effectiveness and calculating ineffectiveness. Each period (at least quarterly), the Company will assess the risk of counterparty default, whether it is probable that the Company will continue to receive interest payments on principal equal to at least 102% of the swap’s notional on its then existing Prime-based loans (as described above), and whether exact offset has occurred by comparing the variable cash flows on the swap that occurred cumulatively from inception of the hedge with the variable cash flows on the hedged transactions.

In addition to the notional/principal mismatch noted above, a source of potential ineffectiveness may result from loans that prepay (or mature or are sold) and that are replaced with loans that have different credit spreads to Prime. The change in cash flows on the hedged transactions due to changes in the credit spreads could result in ineffectiveness that may affect reported earnings. However, the hedge would likely continue to be considered “highly effective” and continue to qualify for hedge accounting. In addition, the effect of any caps/floors (if present) in the variable-rate assets (to determine whether the caps/floors may affect the expected future cash flows on the hedged forecasted transactions) and any potential differences in reset dates will be considered in assessing effectiveness and measuring ineffectiveness.

Because of potential ineffectiveness, prospective and retrospective evaluations of hedge effectiveness will be based on the results of the “Change in Variable Cash Flows Method” described in DIG Issue G7 (Method 1). This methodology will also be used to measure hedge ineffectiveness each quarter. This calculation involves a comparison of the present value of the cumulative change in the expected future cash flows on the variable leg of the swap and the present value of the cumulative change in the expected future interest cash flows on the hedged transactions. As long as the ratio calculated by this method falls between .8 and 1.25, and it remains probable that the swap counterparty will not default, hedge accounting will be applied for the period and the hedge will be expected to be highly effective in the future.

Impact on Financial Statements: When financial statements are prepared, an adjustment will be made to record the swap at fair value on the balance sheet. If no hedge ineffectiveness occurs, an offsetting adjustment will be made to other comprehensive income (OCI). If hedge ineffectiveness exists, accumulated OCI will be adjusted to a balance that reflects the difference between the overall change in the fair value of the swap since the inception of the hedging relationship and the amount of ineffectiveness that must be recorded in earnings (as calculated per the “Change in Variable Cash Flows” method discussed above). Net interest accruals from the swap will flow through earnings as adjustments to interest income on the loan assets. The fair value of the swap and the amount recorded in OCI will be zero at the expiration date of the swap.